NEWS RELEASE TSX: ELD NYSE: EGO	October 16, 2019

Eldorado Gold Reports Preliminary Third Quarter 2019 Results

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports its preliminary third quarter 2019 results.

Preliminary Third Quarter Results

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Total gold production was 101,596 ounces for the third quarter and 276,376 ounces year to date. Guidance for 2019 remains unchanged.

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Recent test results from Kisladag confirm that recoveries from leaching deeper material over 250 day cycles support an extension of mine life beyond the Company’s current three year guidance. Waste stripping to support a mine life extension will commence prior to the end of October 2019. Test work is still ongoing to determine the ultimate heap leach recovery of this material and thus the ultimate length of the mine life extension. Waste stripping over the remainder of 2019 is expected to minimize production interruptions in 2020 and beyond. Estimated expenditure for waste stripping in 2019 is $4 million.

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Production at Olympias was lower than plan.  During the third quarter measures to increase production volumes were continued in key areas of the operation and will support the ramp up towards 2020 and beyond.  These measures included increased capital development resources and other operational improvement initiatives.

Gold Production
	Q3 2019	Q3 2018	YTD 2019
Total
Production (oz)	101,596	84,783	276,376
Kisladag
Production (oz)	35,885	34,070	89,204
Efemcukuru
Production (oz)	25,733	24,493	77,524
Olympias
Production (oz)	7,941	12,790	24,793
Lamaque
Production (oz) (a)	32,037	13,430	84,855
(a)
Includes pre-commercial production

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to expectations regarding meeting annual guidance, extension of mine life at Kisladag, waste stripping at Kisladag, and improved production at Olympias.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.